UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period October 2004______	File No. ___0-49947____

Storm Cat Energy Corp.

(Formerly Toby Ventures Inc.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

News Release dated October 18, 2004

2.

News Release dated October 19, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corp.

(Registrant)

Dated  October 19, 2004                               Signed: /s/ Christopher Dyakowski

                                                                                             Christopher Dyakowski,

                                                                                             Director

STORM CAT ENERGY CORPORATION

SUITE 430 – 580 HORNBY STREET

VANCOUVER, BC V6C 3B6

NEWS RELEASE

TRADING SYMBOL: SME                                                                               October 18, 2004

The Company announces that on October 18, 2004 it closed the private placement previously announced in its news release dated August 26, 2004. On closing, the Company issued a total of 937,500 units at a price of $0.80 per unit for subscription proceeds of $750,000. Each unit consists of one Common share and one non-transferable share purchase warrant with one warrant entitling the holder to purchase one Common share for a term of 18 months at a price of $1.00 per share in the first 12 months and at a price of $1.25 per share in the remaining six months. The units are subject to a four month hold period expiring on February 19, 2005.

In addition, on October 18, 2004, the Company issued to Haywood Securities Inc. as a finder’s fee in connection with the private placement a total of 44,275 units on the same terms and conditions as the private placement units.

STORM CAT ENERGY CORPORATION

Per: “Chris Dyakowski”

Chris Dyakowski, President

The TSX Venture Exchange has not reviewed and does not

accept responsibility for the adequacy or accuracy of this release.

STORM CAT ENERGY CORPORATION

SUITE 101 – 521 3RD AVENUE, S.W.

CALGARY, ALBERTA CANADA T2P 3T3

October 19, 2004

STORM CAT ENERGY CORPORATION ANNOUNCES APPOINTMENT OF MR. SCOTT

ZIMMERMAN AS PRESIDENT

CALGARY, Alberta – Storm Cat Energy Corporation (TSX Venture: SME) is pleased to announce the appointment of Mr. Scott Zimmerman of Denver, Colorado, currently a Director of Company, as the new President of Storm Cat Energy. Mr. Zimmerman is well recognized in the North American coal bed methane industry as an innovative and successful engineering professional.

Mr. Zimmerman’s extensive experience includes Vice-President of Operations & Engineering for Evergreen Resources Inc. He is credited with diversifying and building substantial value in coal bed methane production for that company. Since Pioneer Natural Resources’ recent $2.1 billion take-over of Evergreen Resources, Mr. Zimmerman was invited to lead Storm Cat Energy in expanding the Company’s coal bed methane projects and initiatives in North America and Asia. Storm Cat Energy’s past President, Mr. Chris Dyakowski, will continue his involvement as an Officer of the Company.

By Order of the Board of Directors of

Storm Cat Energy Corporation

“Carmen Etchart”

Carmen Etchart

Corporate Secretary

For further information, contact us at info@stormcatenergy.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE.